Date:      16 July 2010

To:          The Board of Directors
of Bekem Metals Inc.
James Kohler
Timothy Adair
Valery Tolkachev
Nurlan Tajibayev
Dossan Kassymkhanuly
324 South 400 West, Suite 225
Salt Lake City, Utah 84101, USA

Dear Directors!

The purpose of this letter is to resign from my employment with Bekem Metals Inc. My last day is 16 August 2010.

It has been my pleasure working for Bekem Metals Inc. and with you personally. I'm sure the knowledge and skills I have gained here will continue to serve me well. My employment with Bekem Metals Inc.  has been an opportunity to both learn and to contribute. I will take many positive memories with me to my new employment.

Again, best wishes for a positive future. Please call on me if there is anything I can do to help ease the transfer of my work.

Best regards,

/s/ Yermek Kudabayev

Yermek Kudabayev